UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Appointment of Directors

On May 26, 2021, the board of directors (the “Board”) of Powerbridge Technologies Co., Ltd. (the “Company”), a company incorporated in the Cayman Islands, announced that effective from May 25, 2021, Mr. Wei Guan and Ms. Doreen Mak were appointed by the Board as independent directors. Mr. Guan was also appointed as the Chairman of the Audit Committee of the Board, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of the Board. Ms. Mak was also appointed as the Chairwoman of the Compensation Committee of the Board, a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee of the Board.

Mr. Guan has over 20 years of experience in corporate management. From 2017 to date, Mr. Guan serves as a financial adviser and provides financial advisory services to corporations in initial public offerings, private offerings, preferred shares issuances, rights offerings and other equity financing. From 1998 to 2006, Mr. Guan served as a department manager at Mando Corporation (Dalian) Co., Ltd., where he was in charge of the international trade business. From 1993 to 1998, Mr. Guan served as a team manager in Huatai Securities Co., Ltd. (Dalian branch) and worked on securities brokerage and investment bank transactions. Mr. Guan received a bachelor’s degree in Management from Dongbei University of Finance and Economics in 1993.

Ms. Mak has over 11 years of experience in financial investment and management. From 2010 to date, she serves as the investment manager and senior investment analyst at a privately-owned investment company focusing on investment in the secondary market. From 2006 to 2010, she served as a finance and investment analyst in the aforesaid privately-owned investment company. Ms. Mak holds a bachelor’s degree in Commerce (Accounting and Finance) from the University of Melbourne, Australia.

Mr. Guan and Ms. Mak do not have any related party transaction with the Company or its affiliates that is required to be disclosed pursuant to Item 404 of Regulation S-K.

As a result of the appointment of Mr. Guan and Ms. Mak, the Board currently has five members, a majority of whom are independent directors that meet the independence requirement in Rule 5605(c)(2)(A)(ii) of the NASDAQ listing rules. All three members of the Audit Committee of the Board are independent directors.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 26, 2021

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

 2